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                          May 16, 2024

       Carole S. Ben-Maimon, M.D.
       President and Chief Executive Officer
       Larimar Therapeutics, Inc.
       Three Bala Plaza East, Suite 506
       Bala Cynwyd, PA 19004

                                                        Re: Larimar
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2024
                                                            File No. 333-279275

       Dear Carole S. Ben-Maimon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jennifer L. Porter,
Esq.